UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of August 2016

Commission File No. 000-54189

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-209455) OF MITSUBISHI UFJ FINANCIAL GROUP, INC. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED WITH OR FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 1, 2016

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Yasuo Matsumoto
Name:	Yasuo Matsumoto
Title:	Chief Manager, Documentation & Corporate Secretary Department,
Corporate Administration Division

Consolidated Summary Report

<under Japanese GAAP>

for the three months ended June 30, 2016

August 1, 2016

Company name:	Mitsubishi UFJ Financial Group, Inc.	Stock exchange listings: Tokyo, Nagoya, New York
Code number:	8306	URL http://www.mufg.jp/
Representative:	Nobuyuki Hirano, President & Group CEO
For inquiry:	Kazutaka Yoneda, General Manager - Financial Planning Division / Financial Accounting Office
TEL (03) 3240-3110

Quarterly securities report issuing date:	August 12, 2016	Dividend payment date: -
Trading accounts:	Established
Supplemental information for quarterly financial statements:		Available
Quarterly investor meeting presentation:		None

(Amounts of less than one million yen are rounded down.)

1. Consolidated Financial Data for the Three Months ended June 30, 2016

(1) Results of Operations

	(% represents the change from the same period in the previous fiscal year)
	Ordinary Income		Ordinary Profits		Profits Attributable to Owners of Parent
Three months ended	million yen	%	million yen	%	million yen	%
June 30, 2016	1,389,349	(10.9)	340,812	(29.7)	188,924	(32.0)
June 30, 2015	1,559,954	19.8	485,035	22.8	277,761	15.5

(*)	Comprehensive income June 30, 2016: (7,056) million yen, -%; June 30, 2015: 26,324 million yen, (95.1)%

	Basic earnings per share	Diluted earnings per share
Three months ended	yen	yen
June 30, 2016	13.77	13.72
June 30, 2015	19.86	19.74

(2) Financial Conditions

	Total Assets	Total Net Assets	Equity-to-asset ratio (*)
As of	million yen	million yen	%
June 30, 2016	298,193,992	17,098,322	5.1
March 31, 2016	298,302,898	17,386,769	5.2

(Reference) Shareholders’ equity as of       June 30, 2016: 15,191,317 million yen;       March 31, 2016: 15,457,970 million yen

(*)	“Equity-to-asset ratio” is computed under the formula shown below

(Total net assets - Subscription rights to shares - Non-controlling interests) / Total assets

2. Dividends on Common Stock

	Dividends per Share
	1st quarter-end	2nd quarter-end	3rd quarter-end	Fiscal year-end	Total
Fiscal year	yen	yen	yen	yen	yen
ended March 31, 2016	—	9.00	—	9.00	18.00
ending March 31, 2017	—	——	——	——	——
ending March 31, 2017 (Forecast)	——	9.00	—	9.00	18.00

(*)	Revision of forecasts for dividends on the presentation date of this Consolidated Summary Report : None

3. Earnings Target for the Fiscal Year ending March 31, 2017 (Consolidated)

MUFG has the target of 850.0 billion yen of profits attributable to owners of parent for the fiscal year ending March 31, 2017.

(There is no change to our earnings target released on May 16, 2016.)

MUFG is engaged in financial service businesses such as banking business, trust banking business, securities business and credit card/loan businesses. Because there are various uncertainties caused by economic situation, market environments and other factors in these businesses, MUFG discloses a target of its profits attributable to owners of parent instead of a forecast of its performance.

Notes

(1)	Changes in significant subsidiaries during the period: No

(2)	Adoption of any particular accounting methods for quarterly consolidated financial statements: No

(3)	Changes in accounting policies, changes in accounting estimates and restatements

(A)  Changes in accounting policies due to revision of accounting standards: No

(B)  Changes in accounting policies due to reasons other than (A): No

(C)  Changes in accounting estimates: No

(D)  Restatements: No

(4)	Number of common stocks outstanding at the end of the period

(A) Total stocks outstanding including treasury stocks:	June 30, 2016	14,168,853,820 shares
	March 31, 2016	14,168,853,820 shares
(B) Treasury stocks:	June 30, 2016	588,262,825 shares
	March 31, 2016	380,255,157 shares
(C) Average outstanding stocks:	Three months ended June 30, 2016	13,721,696,681 shares
	Three months ended June 30, 2015	13,986,676,532 shares

*Disclosure regarding the execution of the quarterly review process

This “Consolidated Summary Report” (Quarterly “Tanshin”) is outside the scope of the external auditor’s quarterly review procedure which is required by “Financial Instruments and Exchange Act”. Therefore, the quarterly review process has not been completed as of this disclosure in the “Consolidated Summary Report”.

*Notes for using forecasted information etc.

1.	This financial summary report contains forward-looking statements regarding estimations, forecasts, targets and plans in relation to the results of operations, financial conditions and other overall management of the company and/or the group as a whole (the “forward-looking statements”). The forward-looking statements are made based upon, among other things, the company’s current estimations, perceptions and evaluations. In addition, in order for the company to adopt such estimations, forecasts, targets and plans regarding future events, certain assumptions have been made. Accordingly, due to various risks and uncertainties, the statements and assumptions are inherently not guarantees of future performance, may be considered differently from alternative perspectives and may result in material differences from the actual result. For the main factors that may affect the current forecasts, please see Consolidated Summary Report, Annual Securities Report, Disclosure Book, Annual Report, and other current disclosures that the company has announced.

2.	The financial information included in this financial summary report is prepared and presented in accordance with accounting principles generally accepted in Japan (“Japanese GAAP”). Differences exist between Japanese GAAP and the accounting principles generally accepted in the United States (“U.S. GAAP”) in certain material respects. Such differences have resulted in the past, and are expected to continue to result for this period and future periods, in amounts for certain financial statement line items under U.S. GAAP to differ significantly from the amounts under Japanese GAAP. For example, differences in consolidation basis or accounting for business combinations, including but not limited to amortization and impairment of goodwill, could result in significant differences in our reported financial results between Japanese GAAP and U.S. GAAP. Readers should consult their own professional advisors for an understanding of the differences between Japanese GAAP and U.S. GAAP and how those differences might affect our reported financial results. To date, we have published U.S. GAAP financial results only on a semiannual and annual basis, and currently do not expect to publish U.S. GAAP financial results for the period reported in this financial summary report.

Mitsubishi UFJ Financial Group, Inc.

(Appendix)

Contents of Appendix

1. Consolidated Financial Statements	2
(1) Consolidated Balance Sheets	2
(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income	4
(3) Notes on Going-Concern Assumption	6
(4) Notes for Material Changes in Shareholders’ Equity	6
Supplemental Information:

“Selected Financial Information under Japanese GAAP for the Three Months Ended June 30, 2016”

1

Mitsubishi UFJ Financial Group, Inc.

1. Consolidated Financial Statements

(1) Consolidated Balance Sheets

(in millions of yen)	As of March 31, 2016	As of June 30, 2016
Assets:
Cash and due from banks	49,158,293	54,563,457
Call loans and bills bought	660,015	469,053
Receivables under resale agreements	7,466,633	6,218,019
Receivables under securities borrowing transactions	6,041,983	5,785,558
Monetary claims bought	4,733,393	4,741,328
Trading assets	20,460,863	25,250,302
Money held in trust	679,678	714,649
Securities	69,993,869	65,528,151
Loans and bills discounted	113,756,325	108,447,948
Foreign exchanges	1,792,888	1,988,779
Other assets	12,255,764	14,025,490
Tangible fixed assets	1,362,044	1,348,963
Intangible fixed assets	1,254,727	1,212,499
Net defined benefit assets	377,955	412,308
Deferred tax assets	125,739	117,442
Customers’ liabilities for acceptances and guarantees	9,240,310	8,420,910
Allowance for credit losses	(1,057,585)	(1,050,871)

Total assets	298,302,898	298,193,992

Liabilities:
Deposits	160,965,056	160,886,557
Negotiable certificates of deposit	11,591,578	10,828,112
Call money and bills sold	1,360,238	2,410,693
Payables under repurchase agreements	23,515,240	22,391,359
Payables under securities lending transactions	4,710,407	6,110,497
Commercial papers	2,292,282	2,012,687
Trading liabilities	17,251,302	21,359,550
Borrowed money	12,482,277	11,924,202
Foreign exchanges	2,054,937	1,944,068
Short-term bonds payable	752,492	340,999
Bonds payable	9,190,542	9,017,800
Due to trust accounts	13,296,033	8,701,684
Other liabilities	10,834,564	13,398,472
Reserve for bonuses	90,219	31,624
Reserve for bonuses to directors	396	83
Net defined benefit liabilities	62,791	59,753
Reserve for retirement benefits to directors	1,113	910
Reserve for loyalty award credits	15,971	16,528
Reserve for contingent losses	210,087	188,809
Reserves under special laws	4,232	4,037
Deferred tax liabilities	866,815	921,112
Deferred tax liabilities for land revaluation	127,237	125,212
Acceptances and guarantees	9,240,310	8,420,910

Total liabilities	280,916,129	281,095,670

2

Mitsubishi UFJ Financial Group, Inc.

(in millions of yen)	As of March 31, 2016	As of June 30, 2016
Net assets:
Capital stock	2,141,513	2,141,513
Capital surplus	1,425,637	1,425,329
Retained earnings	8,587,578	8,665,256
Treasury stock	(298,922)	(407,632)

Total shareholders’ equity	11,855,806	11,824,467

Net unrealized gains (losses) on available-for-sale securities	2,486,627	2,464,860
Net deferred gains (losses) on hedging instruments	337,297	448,642
Land revaluation excess	176,364	171,941
Foreign currency translation adjustments	791,401	458,910
Remeasurements of defined benefit plans	(189,526)	(174,674)
Debt value adjustments of foreign subsidiaries and affiliates	—	(2,830)

Total accumulated other comprehensive income	3,602,163	3,366,849

Subscription rights to shares	8,260	7,817
Non-controlling interests	1,920,538	1,899,187

Total net assets	17,386,769	17,098,322

Total liabilities and net assets	298,302,898	298,193,992

3

Mitsubishi UFJ Financial Group, Inc.

(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

Consolidated Statements of Income

(in millions of yen)	For the three months ended June 30, 2015	For the three months ended June 30, 2016
Ordinary income	1,559,954	1,389,349
Interest income	705,685	696,237
Interest on loans and bills discounted	460,283	447,669
Interest and dividends on securities	161,831	162,377
Trust fees	27,134	32,059
Fees and commissions	357,567	348,788
Trading income	83,506	64,783
Other operating income	210,820	137,901
Other ordinary income	175,239	109,578
Ordinary expenses	1,074,919	1,048,537
Interest expenses	160,338	194,149
Interest on deposits	77,166	68,024
Fees and commissions	51,586	52,876
Trading expenses	—	1,066
Other operating expenses	102,784	34,040
General and administrative expenses	656,903	658,003
Other ordinary expenses	103,305	108,401

Ordinary profits	485,035	340,812

Extraordinary gains	211	5,513
Gains on disposition of fixed assets	211	5,319
Reversal of reserve for contingent liabilities from financial instruments transactions	—	194
Extraordinary losses	37,163	60,492
Losses on disposition of fixed assets	912	2,459
Losses on impairment of fixed assets	54	2,480
Provision for reserve for contingent liabilities from financial instruments transactions	183	—
Losses on change in equity	36,013	45,654
Losses on liquidation of equity securities of subsidiaries	—	5,359
Losses on exchange of shares of affiliates	—	4,538

Profits before income taxes	448,084	285,832

Income taxes—current	107,655	74,956
Income taxes—deferred	28,060	(14,170)

Total taxes	135,716	60,785

Profits	312,367	225,046

Profits attributable to non-controlling interests	34,605	36,122

Profits attributable to owners of parent	277,761	188,924

4

Mitsubishi UFJ Financial Group, Inc.

Consolidated Statements of Comprehensive Income

(in millions of yen)	For the three months ended June 30, 2015	For the three months ended June 30, 2016
Profits	312,367	225,046
Other comprehensive income
Net unrealized gains (losses) on available-for-sale securities	(221,005)	(22,539)
Net deferred gains (losses) on hedging instruments	(26,663)	111,459
Land revaluation excess	(1)	(15)
Foreign currency translation adjustments	(32,566)	(258,356)
Remeasurements of defined benefit plans	1,915	14,679
Share of other comprehensive income of associates accounted for using equity method	(7,721)	(77,330)

Total other comprehensive income	(286,043)	(232,103)

Comprehensive income	26,324	(7,056)

(Comprehensive income attributable to)
Comprehensive income attributable to owners of parent	(9,038)	(33,518)
Comprehensive income attributable to non-controlling interests	35,362	26,462

5

Mitsubishi UFJ Financial Group, Inc.

(3)	Notes on Going-Concern Assumption

Not applicable

(4)	Notes for Material Changes in Shareholders’ Equity

Not applicable

6

Selected Financial Information

under Japanese GAAP

For the Three Months Ended June 30, 2016

Mitsubishi UFJ Financial Group, Inc.

Mitsubishi UFJ Financial Group, Inc.

[Contents]

1. Financial Results	[ MUFG Consolidated ]*1[ BTMU and MUTB Combined ]*2*3*4	——	1
	[ BTMU Non-consolidated ][ MUTB Non-consolidated ]

2. Non Performing Loans Based on the Financial Reconstruction Law	[ BTMU and MUTB Combined including Trust Account ]	——	5
	[ BTMU Non-consolidated ][ MUTB Non-consolidated ]
	[ MUTB Non-consolidated : Trust Account ]

3. Securities	[ MUFG Consolidated ]	——	6
	[ BTMU Non-consolidated ][ MUTB Non-consolidated ]

4. ROE	[ MUFG Consolidated ]	——	9

5. Average Interest Rate Spread	[ BTMU and MUTB Combined ]	——	10
	[ BTMU Non-consolidated ][ MUTB Non-consolidated ]

6. Loans and Deposits	[ BTMU and MUTB Combined ]	——	11
	[ BTMU Non-consolidated ][ MUTB Non-consolidated ]

7. Statements of Trust Assets and Liabilities	[ MUTB Non-consolidated ]	——	12

(*1)	“MUFG” means Mitsubishi UFJ Financial Group, Inc.
(*2)	“BTMU” means The Bank of Tokyo-Mitsubishi UFJ, Ltd.
(*3)	“MUTB” means Mitsubishi UFJ Trust and Banking Corporation.
(*4)	“BTMU and MUTB Combined” means simple sum of “BTMU” and “MUTB” without consolidation processes.

Mitsubishi UFJ Financial Group, Inc.

1. Financial Results

MUFG Consolidated

	(in millions of yen)
	For the three months ended		Increase (Decrease) (A) - (B)
	June 30, 2016 (A)	June 30, 2015 (B)
Gross profits	997,650	1,070,017	(72,366)
Gross profits before credit costs for trust accounts	997,650	1,070,017	(72,366)
Net interest income	502,099	545,358	(43,259)
Trust fees	32,059	27,134	4,925
Credit costs for trust accounts (1)	—	—	—
Net fees and commissions	295,912	305,981	(10,068)
Net trading profits	63,717	83,506	(19,788)
Net other operating profits	103,861	108,036	(4,175)
Net gains (losses) on debt securities	72,489	79,390	(6,901)
General and administrative expenses	643,390	653,169	(9,779)
Amortization of goodwill	4,037	4,459	(421)
Net operating profits before credit costs for trust accounts, provision for general allowance for credit losses and amortization of goodwill	358,298	421,306	(63,008)
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses	354,260	416,847	(62,587)
Provision for general allowance for credit losses (2)	(11,452)	—	(11,452)
Net operating profits*	342,807	416,847	(74,039)
Net non-recurring gains (losses)	(1,995)	68,188	(70,183)
Credit costs (3)	(56,938)	(75,097)	18,158
Losses on loan write-offs	(27,636)	(36,692)	9,055
Provision for specific allowance for credit losses	(22,993)	—	(22,993)
Other credit costs	(6,308)	(38,405)	32,096
Reversal of allowance for credit losses (4)	—	21,696	(21,696)
Reversal of reserve for contingent losses included in credit costs (5)	—	—	—
Gains on loans written-off (6)	12,865	13,708	(843)
Net gains (losses) on equity securities	1,710	31,661	(29,951)
Gains on sales of equity securities	25,478	41,748	(16,269)
Losses on sales of equity securities	(7,334)	(3,823)	(3,511)
Losses on write-down of equity securities	(16,433)	(6,263)	(10,170)
Profits (losses) from investments in affiliates	61,116	85,708	(24,592)
Other non-recurring gains (losses)	(20,748)	(9,489)	(11,259)

Ordinary profits	340,812	485,035	(144,223)

Net extraordinary gains (losses)	(54,979)	(36,951)	(18,028)
Net losses on change in equity	(45,654)	(36,013)	(9,641)
Profits before income taxes	285,832	448,084	(162,251)
Income taxes-current	74,956	107,655	(32,699)
Income taxes-deferred	(14,170)	28,060	(42,231)
Total taxes	60,785	135,716	(74,930)
Profits	225,046	312,367	(87,320)
Profits attributable to non-controlling interests	36,122	34,605	1,517

Profits attributable to owners of parent	188,924	277,761	(88,837)

Note:

*   Net operating profits = Banking subsidiaries’ net operating profits + Other consolidated entities’ gross profits - Other consolidated entities’ general and administrative expenses - Other consolidated entities’ provision for general allowance for credit losses - Amortization of goodwill - Inter-company transactions

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)+(6)	(55,525)	(39,692)	(15,833)

Mitsubishi UFJ Financial Group, Inc.

BTMU and MUTB Combined

	(in millions of yen)
	For the three months ended		Increase (Decrease) (A) - (B)
	June 30, 2016 (A)	June 30, 2015 (B)
Gross profits	588,650	658,090	(69,439)
Gross profits before credit costs for trust accounts	588,650	658,090	(69,439)
Net interest income	323,641	393,370	(69,728)
Trust fees	25,245	20,546	4,698
Credit costs for trust accounts (1)	—	—	—
Net fees and commissions	120,856	130,177	(9,321)
Net trading profits	60,873	19,753	41,120
Net other operating profits	58,033	94,242	(36,208)
Net gains (losses) on debt securities	69,428	76,369	(6,941)
General and administrative expenses	330,629	332,583	(1,954)
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses	258,020	325,506	(67,485)
Provision for general allowance for credit losses (2)	10,724	—	10,724
Net operating profits	268,745	325,506	(56,760)
Net non-recurring gains (losses)	(52,654)	10,846	(63,501)
Credit costs (3)	(30,324)	(54,021)	23,696
Losses on loan write-offs	(7,511)	(15,891)	8,379
Provision for specific allowance for credit losses	(16,351)	—	(16,351)
Other credit costs	(6,461)	(38,130)	31,668
Reversal of allowance for credit losses (4)	632	37,262	(36,629)
Reversal of reserve for contingent losses included in credit costs (5)	—	540	(540)
Gains on loans written-off (6)	2,874	3,186	(312)
Net gains (losses) on equity securities	(3,583)	26,209	(29,793)
Gains on sales of equity securities	21,040	36,168	(15,128)
Losses on sales of equity securities	(7,721)	(3,694)	(4,027)
Losses on write-down of equity securities	(16,902)	(6,264)	(10,637)
Other non-recurring gains (losses)	(22,253)	(2,331)	(19,922)

Ordinary profits	216,091	336,353	(120,262)

Net extraordinary gains (losses)	(6,060)	17,749	(23,810)
Income before income taxes	210,030	354,103	(144,072)
Income taxes-current	55,538	95,579	(40,041)
Income taxes-deferred	(4,146)	10,809	(14,955)
Total taxes	51,392	106,389	(54,997)

Net income	158,638	247,713	(89,075)

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)+(6)	(16,092)	(13,031)	(3,060)

Mitsubishi UFJ Financial Group, Inc.

BTMU Non-consolidated

	(in millions of yen)
	For the three months ended		Increase (Decrease) (A) - (B)
	June 30, 2016 (A)	June 30, 2015 (B)
Gross profits	479,225	564,797	(85,571)
Net interest income	275,564	336,371	(60,806)
Net fees and commissions	98,778	110,317	(11,538)
Net trading profits	53,955	18,780	35,174
Net other operating profits	50,925	99,327	(48,401)
Net gains (losses) on debt securities	54,542	80,240	(25,697)
General and administrative expenses	280,856	287,525	(6,669)
Amortization of goodwill	87	75	11
Net operating profits before provision for general allowance for credit losses and amortization of goodwill	198,456	277,347	(78,891)
Net operating profits before provision for general allowance for credit losses	198,368	277,271	(78,902)
Provision for general allowance for credit losses (1)	10,724	—	10,724
Net operating profits	209,093	277,271	(68,178)
Net non-recurring gains (losses)	(56,252)	11,870	(68,123)
Credit costs (2)	(30,173)	(53,834)	23,661
Losses on loan write-offs	(7,509)	(15,704)	8,195
Provision for specific allowance for credit losses	(16,351)	—	(16,351)
Other credit costs	(6,312)	(38,130)	31,818
Reversal of allowance for credit losses (3)	—	36,928	(36,928)
Reversal of reserve for contingent losses included in credit costs (4)	—	367	(367)
Gains on loans written-off (5)	2,805	3,142	(336)
Net gains (losses) on equity securities	(8,388)	28,330	(36,718)
Gains on sales of equity securities	14,185	35,352	(21,167)
Losses on sales of equity securities	(6,093)	(1,584)	(4,508)
Losses on write-down of equity securities	(16,479)	(5,436)	(11,043)
Other non-recurring gains (losses)	(20,497)	(3,063)	(17,433)

Ordinary profits	152,840	289,142	(136,301)

Net extraordinary gains (losses)	(2,199)	17,886	(20,086)
Income before income taxes	150,641	307,029	(156,387)
Income taxes-current	45,240	83,735	(38,494)
Income taxes-deferred	(5,086)	9,582	(14,668)
Total taxes	40,154	93,318	(53,163)

Net income	110,486	213,710	(103,224)

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)	(16,642)	(13,396)	(3,245)

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

	(in millions of yen)
	For the three months ended		Increase (Decrease) (A) - (B)
	June 30, 2016 (A)	June 30, 2015 (B)
Gross profits	109,425	93,293	16,131
Gross profits before credit costs for trust accounts	109,425	93,293	16,131
Trust fees	25,245	20,546	4,698
Credit costs for trust accounts (1)	—	—	—
Net interest income	48,077	56,999	(8,922)
Net fees and commissions	22,077	19,859	2,217
Net trading profits	6,918	972	5,945
Net other operating profits	7,107	(5,084)	12,192
Net gains (losses) on debt securities	14,885	(3,870)	18,755
General and administrative expenses	49,773	45,058	4,714
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses	59,651	48,234	11,417
Provision for general allowance for credit losses (2)	—	—	—
Net operating profits	59,651	48,234	11,417
Net non-recurring gains (losses)	3,598	(1,023)	4,622
Credit costs (3)	(151)	(186)	35
Losses on loan write-offs	(2)	(186)	184
Provision for specific allowance for credit losses	—	—	—
Other credit costs	(149)	—	(149)
Reversal of allowance for credit losses (4)	632	334	298
Reversal of reserve for contingent losses included in credit costs (5)	—	173	(173)
Gains on loans written-off (6)	68	44	24
Net gains (losses) on equity securities	4,804	(2,120)	6,925
Gains on sales of equity securities	6,854	815	6,038
Losses on sales of equity securities	(1,627)	(2,109)	481
Losses on write-down of equity securities	(422)	(827)	405
Other non-recurring gains (losses)	(1,756)	731	(2,488)

Ordinary profits	63,250	47,210	16,039

Net extraordinary gains (losses)	(3,861)	(136)	(3,724)
Income before income taxes	59,389	47,074	12,315
Income taxes-current	10,298	11,844	(1,546)
Income taxes-deferred	939	1,226	(287)
Total taxes	11,237	13,071	(1,833)

Net income	48,151	34,002	14,148

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)+(6)	550	365	184

Mitsubishi UFJ Financial Group, Inc.

2. Non Performing Loans Based on the Financial Reconstruction Law

BTMU and MUTB Combined including Trust Account

	(in millions of yen)
	As of June 30, 2016	As of March 31, 2016
Bankrupt or De facto Bankrupt	120,974	118,819
Doubtful	833,003	846,495
Special Attention	329,586	341,635

Non Performing Loans	1,283,564	1,306,950

Total loans	104,630,850	109,316,859

Non Performing Loans / Total loans	1.22%	1.19%

BTMU Non-consolidated
	(in millions of yen)
	As of June 30, 2016	As of March 31, 2016
Bankrupt or De facto Bankrupt	118,977	116,853
Doubtful	803,239	815,231
Special Attention	318,349	331,026

Non Performing Loans	1,240,566	1,263,111

Total loans	91,069,740	95,633,552

Non Performing Loans / Total loans	1.36%	1.32%

MUTB Non-consolidated
	(in millions of yen)
	As of June 30, 2016	As of March 31, 2016
Bankrupt or De facto Bankrupt	1,992	1,954
Doubtful	29,655	31,159
Special Attention	10,734	10,101

Non Performing Loans	42,382	43,215

Total loans	13,538,763	13,660,195

Non Performing Loans / Total loans	0.31%	0.31%

MUTB Non-consolidated: Trust Account
	(in millions of yen)
	As of June 30, 2016	As of March 31, 2016
Bankrupt or De facto Bankrupt	3	11
Doubtful	108	104
Special Attention	502	507

Non Performing Loans	615	623

Total loans	22,346	23,111

Non Performing Loans / Total loans	2.75%	2.69%

Mitsubishi UFJ Financial Group, Inc.

3. Securities

MUFG Consolidated

The tables include negotiable certificates of deposit in “Cash and due from banks”, beneficiary rights to the trust in “Monetary claims bought” and others in addition to “Securities”.

	(in millions of yen)
	As of June 30, 2016		As of March 31, 2016
	Amount on consolidated balance sheet	Differences	Amount on consolidated balance sheet	Differences
Debt securities being held to maturity	3,739,560	91,520	3,886,239	64,518

	(in millions of yen)
	As of June 30, 2016		As of March 31, 2016
	Amount on consolidated balance sheet	Differences	Amount on consolidated balance sheet	Differences
Available-for-sale securities	61,114,664	3,439,045	65,518,480	3,485,297
Domestic equity securities	4,472,783	1,848,788	4,873,212	2,205,424
Domestic bonds	29,140,653	910,047	30,322,492	718,247
Other	27,501,227	680,210	30,322,776	561,624
Foreign equity securities	138,278	11,456	149,076	23,820
Foreign bonds	24,473,473	669,999	26,650,433	510,987
Other	2,889,476	(1,245)	3,523,265	26,816

Mitsubishi UFJ Financial Group, Inc.

BTMU Non-consolidated

The tables include negotiable certificates of deposit in “Cash and due from banks”, beneficiary rights to the trust in “Monetary claims bought” and others in addition to “Securities”.

	(in millions of yen)
	As of June 30, 2016		As of March 31, 2016
	Amount on balance sheet	Differences	Amount on balance sheet	Differences
Debt securities being held to maturity	2,536,919	63,243	2,653,043	57,771
Stocks of subsidiaries and affiliates	932,607	(114,566)	843,460	(91,424)

	(in millions of yen)
	As of June 30, 2016		As of March 31, 2016
	Amount on balance sheet	Differences	Amount on balance sheet	Differences
Available-for-sale securities	42,471,907	2,468,736	44,773,389	2,531,495
Domestic equity securities	3,608,424	1,363,834	3,943,763	1,661,719
Domestic bonds	22,626,470	777,748	23,353,550	619,996
Other	16,237,012	327,153	17,476,076	249,779
Foreign equity securities	129,740	6,296	142,546	18,227
Foreign bonds	14,414,147	386,483	15,024,229	279,857
Other	1,693,124	(65,626)	2,309,300	(48,305)

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

The tables include beneficiary rights to the trust in “Monetary claims bought” in addition to “Securities”.

	(in millions of yen)
	As of June 30, 2016		As of March 31, 2016
	Amount on balance sheet	Differences	Amount on balance sheet	Differences
Debt securities being held to maturity	—	—	—	—
Stocks of subsidiaries and affiliates	57,771	36,915	57,771	50,968

	(in millions of yen)
	As of June 30, 2016		As of March 31, 2016
	Amount on balance sheet	Differences	Amount on balance sheet	Differences
Available-for-sale securities	15,397,857	860,117	17,108,424	873,305
Domestic equity securities	898,760	403,060	974,012	470,438
Domestic bonds	6,557,769	132,478	7,013,586	98,263
Other	7,941,327	324,578	9,120,825	304,604
Foreign equity securities	54	31	51	26
Foreign bonds	7,183,660	257,044	8,367,901	228,667
Other	757,612	67,502	752,872	75,910

Mitsubishi UFJ Financial Group, Inc.

4. ROE

MUFG Consolidated

	(%)
	For the three months ended June 30, 2016	For the three months ended June 30, 2015
ROE	6.06	9.03

Note:
ROE is computed as follows:

profits attributable to owners of parent × 4	×100

{(Total shareholders’ equity at the beginning of the period + Foreign currency translation adjustments at the beginning of the period) + (Total shareholders’ equity at the end of the period + Foreign currency translation adjustments at the end of the period)} / 2

Mitsubishi UFJ Financial Group, Inc.

5. Average Interest Rate Spread

BTMU and MUTB Combined

(Domestic business segment)

	(percentage per annum)
	For the three months ended June 30, 2016	For the three months ended June 30, 2015
Average interest rate on loans and bills discounted	0.81	0.93
Average interest rate on deposits and NCD	0.02	0.04
Interest rate spread	0.79	0.88

(After excluding loans to the Japanese government and governmental organizations)	(percentage per annum)
Average interest rate on loans and bills discounted	0.94	1.06
Interest rate spread	0.92	1.02

BTMU Non-consolidated

(Domestic business segment)

	(percentage per annum)
	For the three months ended June 30, 2016	For the three months ended June 30, 2015
Average interest rate on loans and bills discounted	0.86	0.97
Average interest rate on deposits and NCD	0.01	0.03
Interest rate spread	0.85	0.93

(After excluding loans to the Japanese government and governmental organizations)	(percentage per annum)
Average interest rate on loans and bills discounted	1.01	1.14
Interest rate spread	1.00	1.11

MUTB Non-consolidated

(Domestic business segment)

	(percentage per annum)
	For the three months ended June 30, 2016	For the three months ended June 30, 2015
Average interest rate on loans and bills discounted	0.54	0.68
Average interest rate on deposits and NCD	0.10	0.13
Interest rate spread	0.44	0.55

(After excluding loans to the Japanese government and governmental organizations)	(percentage per annum)
Average interest rate on loans and bills discounted	0.57	0.68
Interest rate spread	0.47	0.55

Mitsubishi UFJ Financial Group, Inc.

6. Loans and Deposits

BTMU and MUTB Combined

	(in millions of yen)
	As of June 30, 2016	As of March 31, 2016
Deposits (ending balance)	145,939,524	145,331,997
Deposits (average balance)	145,123,298	138,046,126
Loans (ending balance)	95,406,998	99,884,265
Loans (average balance)	96,960,742	97,177,782

	(in millions of yen)
	As of June 30, 2016	As of March 31, 2016
Domestic deposits (ending balance)*	125,650,660	123,850,947
Individuals	71,652,002	71,068,636

Note:

* Amounts do not include negotiable certificates of deposit and JOM accounts.

BTMU Non-consolidated

	(in millions of yen)
	As of June 30, 2016	As of March 31, 2016
Deposits (ending balance)	132,064,390	131,986,582
Deposits (average balance)	131,398,414	125,267,973
Loans (ending balance)	82,330,801	86,691,727
Loans (average balance)	83,886,350	84,450,867

	(in millions of yen)
	As of June 30, 2016	As of March 31, 2016
Domestic deposits (ending balance)*	113,205,001	111,911,283
Individuals	63,817,775	63,158,639

Note:

* Amounts do not include negotiable certificates of deposit and JOM accounts.

MUTB Non-consolidated

	(in millions of yen)
	As of June 30, 2016	As of March 31, 2016
Deposits (ending balance)	13,875,134	13,345,415
Deposits (average balance)	13,724,884	12,778,152
Loans (ending balance)	13,076,197	13,192,538
Loans (average balance)	13,074,392	12,726,915

	(in millions of yen)
	As of June 30, 2016	As of March 31, 2016
Domestic deposits (ending balance)*	12,445,658	11,939,663
Individuals	7,834,227	7,909,997

Note:

* Amounts do not include negotiable certificates of deposit and JOM accounts.

Mitsubishi UFJ Financial Group, Inc.

7. Statements of Trust Assets and Liabilities

MUTB Non-consolidated

Including trust assets under service-shared co-trusteeship

(in millions of yen)	As of March 31, 2016	As of June 30, 2016
Assets:
Loans and bills discounted	150,571	161,476
Securities	53,614,888	51,810,059
Beneficiary rights to the trust	53,719,802	55,968,861
Securities held in custody accounts	3,339,160	3,712,513
Monetary claims	9,369,779	8,953,693
Tangible fixed assets	11,636,006	11,815,097
Intangible fixed assets	193,150	207,726
Other claims	4,364,029	4,704,270
Call loans	103,070	428,512
Due from banking account	12,745,624	8,212,864
Cash and due from banks	4,474,306	4,679,589

Total	153,710,390	150,654,664

Liabilities:
Money trusts	20,470,160	19,073,294
Pension trusts	14,950,257	13,676,108
Property formation benefit trusts	8,033	7,986
Investment trusts	58,519,398	59,727,700
Money entrusted other than money trusts	3,463,944	3,285,445
Securities trusts	5,350,832	5,842,612
Monetary claim trusts	8,799,495	8,276,942
Equipment trusts	59,923	62,400
Land and fixtures trusts	65,884	65,751
Composite trusts	42,022,461	40,636,420

Total	153,710,390	150,654,664

Note:	The table shown above includes master trust assets under the service-shared co-trusteeship between MUTB and The Master Trust Bank of Japan, Ltd.